

September 18, 2013

Via E-mail
Takuo Sasaki
Managing Officer
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi Prefecture 471-8571, Japan

      Re: Toyota Motor Corporation
              Form 20-F for Fiscal Year Ended March 31, 2013
              Filed June 24, 2013
              File No. 001-14948

Dear Mr. Sasaki:

      We have reviewed your filing and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosures.

      Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Operating and Financial Review and Prospects, page 52

Liquidity and Capital Resources, page 84

1. We note your disclosure that the increase in cash provided by operating activities was primarily attributable to the increase in operating income. Please expand your discussion to disclose the material factors that impact the comparability of operating cash flows in terms of cash and quantify each factor indicated so that investors may understand the magnitude of each. Your discussion should focus on factors that directly affect cash, and not merely refer to operating income, which is recorded on an accrual basis. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief